Mail Stop 3561

February 27, 2009

Andrew J. Littlefair, Chief Executive Officer
Clean Energy Fuels Corp.
3020 Old Ranch Parkway, Suite 200
Seal Beach, California 90740

       Re: **Clean Energy Fuels Corp.**
             Correspondence Submitted February 5, 2009 Regarding
             Form 10-K for the Year Ended December 31, 2007
             Filed March 19, 2008
             Definitive Proxy Statement on Schedule 14A
             Filed April 15, 2008
             Form 10-Q for the Period Ended September 30, 2008
             Filed November 14, 2008
             File No. 1-33480

Dear Mr. Littlefair:

       We have reviewed your filings and have the following comments. You should comply with the comments in all future filings, as applicable. Please confirm in writing that you will do so and also explain to us how you intend to comply by providing us with your proposed disclosure. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. After reviewing this information, we may raise additional comments.

General

1. We note your responses to comments 1, 12, 14, 18, and 19 in our letter dated December 30, 2008. In those responses, you state that in future filings you will comply with our comments. Also, in your response letter, please provide us with your intended disclosure for the future filings.

Definitive Proxy Statement on Schedule 14A

Certain Relationships and Related Transactions, page 36

2. We note your response to comment 18 in our letter dated December 30, 2008. In that response, you state that your audit committee charter includes a broad provision that the audit committee is responsible for conducting appropriate review and oversight of all related-party transactions. In your response letter, and in future filings, please explain in greater detail the manner in which your audit committee conducts its "appropriate review and oversight" of all related-party transactions.

3. We note your response to comment 19 in our letter dated December 30, 2008. In your response letter, please disclose whether the transactions and agreements with related parties that you disclose in this section of the definitive proxy statement filed on April 15, 2008 contain comparable terms to those you could have obtained from unaffiliated third parties. If not, please disclose how the terms of the related party transactions would have compared to the terms of similar transactions with unaffiliated third parties.

*   *   *   *   *

Please respond to our comments within 10 business days, or tell us by that time when you will provide us with a response. Please understand that we may have additional comments after reviewing your responses to our comments.

You may contact, Elizabeth Sellars, Staff Accountant, at (202) 551-3348 or Jennifer Thompson, Accounting Branch Chief, at (202) 551-3737 if you have questions regarding comments on the financial statements and related matters. Please contact John Fieldsend, Attorney-Adviser, at (202) 551-3343 or me at (202) 551-3725 with any other questions.

Sincerely,

H. Christopher Owings
Assistant Director

cc: Harrison Clay, Esq.
        Clean Energy Fuels Corp.
        Via Facsimile